NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 1995

  NOTE 1 - ACCOUNTING POLICIES

     The Company's significant accounting policies, other than those described in Note 2 below, are described in Note 1 of the Notes to Consolidated Financial Statements included in its 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission. For interim reporting purposes, the Company follows the same basic accounting policies and considers each interim period as an integral part of an annual period.

     The financial information included herein is unaudited; however, such information reflects all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods.

  NOTE 2 - ACCOUNTING POLICY CHANGE - ADOPTION OF SFAS NO. 114

     As of January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118 (hereafter collectively referred to as SFAS
  114). A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS 114 requires that impaired loans be measured based on the present value of the expected future cash flows discounted at the loan's effective interest rate. In the case of collateral dependent loans, impairment may be measured based on the fair value of the collateral. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. This change in accounting as prescribed by SFAS 114 did not result in a cumulative adjustment of the Company's reported financial condition. Further, adoption of SFAS 114 did not impact the Company's measurement of its provision for possible loan losses for the six month period ended June 30, 1995.

     The adoption of SFAS 114 had no impact on the Company's income recognition policy for nonaccrual loans.

     Allowance for Possible Loan Losses. The following table presents changes in the allowance for possible loan losses:

                                    Three Months            Six Months
                                    Ended June 30,          Ended June 30,
                                    --------------------------------------
                                    1995     1994           1995     1994
                                    --------------------------------------
                                               (In Thousands)

  Beginning Balance                 $23,402  $18,985        $19,099  $18,917
  Allowance of Acquired Bank             -        -           4,135       -
  Provision                             600    1,200          1,550    2,400
  Loans Charged Off                  (1,290)  (1,521)        (2,343)  (2,877)
  Loan Recoveries                       834      263          1,105      487
                                    -----------------------------------------
  Ending Balance                    $23,546  $18,927        $23,546  $18,927
                                    =========================================

     At June 30, 1995, the recorded investment in loans that are considered to be impaired under SFAS 114 was $7,527,000 (all such loans were on a nonaccrual basis). Included in this amount is $4,222,000 of impaired loans for which the related allowance for possible loan losses is $875,000, and $3,305,000 of impaired loans for which no specific allowance for possible loan losses has been allocated. The average recorded investment in impaired loans during the quarter ended June 30, 1995 was approximately $8,634,000. For the quarter ended June 30, 1995, interest income on impaired loans totaled $39,000, which was recognized on a cash basis.

  NOTE 3 - ACQUISITION

     On March 17, 1995 the Company acquired all of the outstanding shares of the common stock of Bank of Western Massachusetts. The Company issued 784,406 shares at a price of $18.20 per share; 408,594 of the shares issued were treasury stock. The total cash outlay, including payments made with respect to outstanding stock options and warrants issued by Bank of Western Massachusetts, was $12.1 million. This transaction has been accounted for as a purchase and, accordingly the consolidated statement of income includes Bank of Western Massachusetts' results of operations from the date of acquisition.

     In accordance with the purchase method of accounting, the purchase price has been allocated to assets acquired and liabilities assumed based on estimates of fair value at the date of acquisition. The excess of purchase price over the fair value of assets acquired, including a core deposit intangible asset, has been recorded as goodwill. The fair value of these assets and liabilities is summarized as follows:

                                            (In Thousands)
                                            --------------
  Cash and Cash Equivalents                    $   8,715
  Securities Available for Sale                   42,123
  Net Loans                                      158,975
  Premises and Equipment                           1,422
  Core Deposit Intangible                          5,021
  Goodwill                                         7,123
  Other Real Estate Owned                          1,296
  Prepaid Expenses and Other Assets                5,296
  Deposits                                      (176,395)
  Short-Term Borrowings                          (18,980)
  Accrued Expenses and Other Liabilities          (8,143)
                                            --------------
     Total Acquisition Cost                   $   26,453
                                            ==============

     Included in the total acquisition cost are approximately $100,000 of capitalized costs incurred in connection with the acquisition.

     Future adjustments to certain preliminary estimates may result in adjustments to these amounts. Such adjustments, in aggregate, are not expected to be material.

     Goodwill is being amortized on a straight-line basis over 15 years; the core deposit intangible is being amortized on an accelerated basis over 10 years.

     Following is supplemental information reflecting selected pro forma results if this acquisition had been consummated at the beginning of the periods presented:

                                                  First
                                  Full Year       Six Months
                                  --------------------------
                                  1994            1995
                                  --------------------------
                                  (In Thousands, except EPS)

  Total Revenue                 $87,346          $46,620
  Net Income                     15,972            8,672

  Earnings per Share (EPS)
   (Split-adjusted)             $  1.84          $  1.03

     Total revenue includes net interest income and noninterest income.

  NOTE 4 - STOCKHOLDERS' EQUITY

     Stock Split. On April 19, 1995, the Company declared a five-for-four stock split to be distributed on May 26, 1995 to stockholders of record May 12, 1995. This stock split has been reflected in the accompanying balance sheets as of June 30, 1995 and December 31, 1994; all per share information shown on the accompanying statements of income has been retroactively restated to reflect the split. Quarterly per share figures may not total to the full year amount due to changes in the average number of shares outstanding.

  NOTE 5 - SUBSEQUENT EVENT

     Dividend Declaration. On July 20, 1995, the Company declared dividends of approximately $1.23 million or $0.15 per share. This dividend is to be paid on August 18, 1995 to stockholders of record on August 4, 1995.


                          PART I.  FINANCIAL INFORMATION

      Item 2.  Management's Discussion and Analysis of Financial Condition
                            and Results of Operations